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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                    Cleveland Indians Baseball Company, Inc.
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                                (Name of Issuer)

                             Class A Common Shares
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                         (Title of Class of Securities)

                                  186 202-10-7
                                 --------------
                                 (CUSIP Number)



                             Edward G. Ptaszek, Jr.
                             Baker & Hostetler LLP
                           3200 National City Center
                              1900 East 9th Street
                           Cleveland, Ohio 44114-3485
                                 (216) 621-0200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 9, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
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CUSIP NO. 186202-10-7                                            13D                                            PAGE 2 OF 6 PAGES
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Richard E. Jacobs
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

              00
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
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                                   7       SOLE VOTING POWER

                                           2,414,867
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                 0
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           2,414,867
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                   0
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,414,867
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    37.6
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    14        TYPE OF REPORTING PERSON*

              IN
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


                                Page 2 of 4 Pages

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                                                                     Page 3 of 6


ITEM 1.  SECURITY AND ISSUER.

         The class of equity security to which this Schedule 13D relates is the Class A Common Shares, without par value (the "Class A Common Shares"), of Cleveland Indians Baseball Company, Inc., an Ohio corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2401 Ontario Street, Cleveland, Ohio 44114.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by Richard E. Jacobs ("Mr.
Jacobs").

         (b) The business address of Mr. Jacobs is 25425 Center Ridge Road, Cleveland, Ohio 44115.

         (c) Mr. Jacobs is a controlling person, the Chairman of the Board, President and Chief Executive Officer of the Issuer. Mr. Jacobs is also Chairman of the Board and Chief Executive Officer of The Richard E. Jacobs Group, Inc., a real estate development and management company.

         (d) During the last five years, Mr. Jacobs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years Mr. Jacobs has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Jacobs is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Issuer was organized to acquire the sole general partnership interest in Cleveland Indians Baseball Company Limited Partnership, an Ohio limited partnership (the "Partnership"), in connection with the Issuer's initial public offering of 4,000,000 Class A Common Shares completed on June 9, 1998. At the closing of the offering, Mr. Jacobs, as sole trustee of the Jacobs family trusts (defined below), acquired beneficial ownership of an aggregate of 133,100 Class A Common Shares as follows: (i) 99,825 Class A Common Shares were acquired by Richard E. Jacobs, Trustee under Declaration of Trust dated April 23, 1987 (the "REJ Trust") and (ii) 33,275 Class A Common Shares were acquired by Richard
E. Jacobs, Trustee of the David H. Jacobs Marital Trust (the "DHJ Trust" and together with the REJ Trust, the "Jacobs family trusts"). The purchase price for these shares was $15.00 per share paid from cash on hand. The aggregate purchase price was $1,996,500.

         In addition, at the closing of the offering, Mr. Jacobs also acquired beneficial ownership of 2,281,667 Class B Common Shares, without par value, of the Company (the "Class B Common Shares") in connection with the merger of Ballpark Management Company, the manager of Jacobs Field, into the Company. Of such shares, 1,711,250 Class B Common Shares were acquired by the REJ Trust and 570,417 Class B Common Shares were acquired by the DHJ Trust. Because the Class B Common Shares are convertible on a one-for-one basis into Class A Common Shares, Mr. Jacobs may be deemed to beneficially own 2,281,667 Class A Common Shares issuable upon conversion of the 2,281,667 Class B Common Shares. Since the Class B Common Shares are restricted securities within the meaning of Rule 144 under the Securities Act of 1933, any Class A Common Shares


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                                                                     Page 4 of 6


acquired by the Jacobs family trusts upon conversion of Class B Common Shares may not be publicly sold until June 9, 1999.

         The Shares described above are in addition to 100 Common Shares of the Issuer acquired by the Jacobs family trusts for $15.00 per share in cash in connection with the initial capitalization of the Issuer. These Common Shares were changed into 100 Class A Common Shares pursuant to an amendment to the Issuer's Articles of Incorporation in connection with the offering.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the above transactions was to effect the offering and the Issuer's acquisition of a 51% general partnership interest in the Partnership. Mr. Jacobs does not have any plans or proposals which relate to or would result in: (a) the acquisition by him of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or the Partnership; (c) a sale or transfer of a material amount of assets of the Issuer or the Partnership; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's Articles of Incorporation, Code of Regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) All of the Class A Common Shares to which this Schedule 13D relates are owned by Richard E. Jacobs as trustee of the Jacobs family trusts. The REJ Trust owns 99,900 Class A Common Shares and 1,711,250 Class B Common Shares, and the DHJ Trust owns 33,300 Class A Common Shares and 570,417 Class B Common Shares. Mr. Jacobs is the sole trustee of the Jacobs family trusts and has sole voting and dispositive power with respect to the securities held thereby. Mr. Jacobs is also the sole beneficiary of the REJ Trust. Mr. Jacobs may be deemed to beneficially own the 2,414,867 Class A Common Shares (which includes the right to acquire 2,281,667 Class A Common Shares pursuant to the conversion rights of the Class B Common Shares described above) held by the Jacobs family trusts, representing 37.6% of the 6,421,043 Class A Common Shares deemed to be issued and outstanding pursuant to Rule 13d-3.

         (b) As sole trustee of the Jacobs family trusts, Mr. Jacobs has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,414,867 Class A Common Shares (which includes the right to acquire 2,281,667 Class A Common Shares pursuant to the conversion rights of the Class B Common Shares).


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                                                                     Page 5 of 6


         (c) See Item 3 for a description of the transactions in the Class A Common Shares that were effected during the past sixty days by Mr. Jacobs as trustee of the Jacobs family trusts.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the offering, the Issuer acquired a 51% general partnership interest in the Partnership. Cleveland Baseball Corporation, an Ohio corporation wholly-owned by the Jacobs family trusts ("CBC"), is the 49% limited partner of the Partnership, whose interest is represented by 6,043,334 limited partnership units. Pursuant to the First Amended and Restated Agreement of Limited Partnership, dated June 9, 1998, by and among the Issuer and CBC (the "Partnership Agreement"), as of June 9, 1999, each of the 6,043,334 limited partnership units held by CBC will be exchangeable at any time by CBC for one Class A Common Share. Also in connection with the offering, Mr. Jacobs, individually and on behalf of the Jacobs family trusts, entered into letter agreements with McDonald & Company Securities, Inc. ("McDonald & Company"), as representative of the several underwriters of the offering, pursuant to which each of Mr. Jacobs and the Jacobs family trusts has agreed, for a period of 270 days commencing on June 4, 1998, to not directly or indirectly, sell, offer to sell, contract to sell, grant any option for the sale, transfer, distribute or otherwise dispose of, by any means, any Class A Common Shares (or any securities convertible into Class A Common Shares, including, without limitation, the Class B Common Shares), or publicly announce any intention to do any of the foregoing, without the prior written consent of McDonald & Company, except for certain limited exceptions.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          (a) Letter dated May 10, 1998, delivered by Richard E. Jacobs to McDonald & Company Securities, Inc.

          (b) Letter dated May 10, 1998, delivered by Richard E. Jacobs, as sole trustee under the Declaration of Trust dated April 23, 1987, to McDonald & Company Securities, Inc.

          (c) Letter dated May 10, 1998, delivered by Richard E. Jacobs, as sole trustee of David H. Jacobs Marital Trust, to McDonald & Company Securities, Inc.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 19, 1998


                                      By:  /s/ Richard E. Jacobs
                                         --------------------------------------
                                         Richard E. Jacobs